Exhibit 99.1

Canadian Solar Inc. Announces Receipt of a Preliminary, Non-Binding “Going Private” Proposal Letter from its Chairman, President and Chief Executive Officer and Formation of an Independent Special Committee

Guelph, Ontario, December 11, 2017 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its Board of Directors (the “Board”) has received a preliminary, non-binding proposal letter (the “Proposal Letter”), dated December 9, 2017, from its Chairman, President and Chief Executive Officer, Dr. Shawn (Xiaohua) Qu (“Dr. Qu”), to acquire all of the outstanding common shares of the Company not already beneficially owned by Dr. Qu and his wife, Ms. Hanbing Zhang, (the “Chairman Parties”) in a “going-private” transaction (the “Proposed Transaction”) for cash consideration of US$18.47 per common share.

A copy of the Proposal Letter is attached as Annex A to this press release.

The Board has formed a special committee (the “Special Committee”) of independent and disinterested directors to consider the Proposed Transaction. The Company expects that the Special Committee will retain independent advisors, including independent legal and financial advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the Proposed Transaction or make any decision with respect to the Company’s response to the Proposal Letter. The Board also cautions that there can be no assurance that any definitive offer relating to the Proposed Transaction or any other transaction will be made by Dr. Qu or any other person, that any definitive agreement with respect to the Proposed Transaction or any other transaction will be executed or that the Proposed Transaction or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction except as required by applicable law.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 24 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Forward-Looking Statements

This press release contains statements that are “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. These forward-looking statements include statements regarding the qualitative and quantitative effects of the accounting errors, the periods involved, the nature of the Company’s review and any anticipated conclusions of the Company or its management and other statements that are not historical facts. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company’s actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Form 20-F annual report filed with the Securities and Exchange Commission on April 27, 2017, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.

Annex A

EXECUTION COPY

December 9, 2017

The Board of Directors

Canadian Solar Inc. (the “Company”)

545 Speedvale Avenue West

Guelph, Ontario

Canada N1K 1E6

Tel: (1-519) 837-1881

Fax: (1-519) 837-2550

Dear Sirs:

I, Shawn (Xiaohua) Qu (“Dr. Qu”), Chairman, President and Chief Executive Officer of the Company, am pleased to submit this preliminary non-binding proposal to the board of the directors of the Company (the “Board”) to acquire all of the outstanding common shares (“Common Shares”) of the Company not already owned by me and my wife, Ms. Hanbing Zhang (together with Dr.  Qu, the “Chairman Parties”), in a going-private transaction (the “Transaction”).  The Chairman Parties currently beneficially own approximately 23.5% of the issued and outstanding Common Shares of the Company on a fully diluted and as-converted basis.

I believe that my proposal of US$18.47 in cash per Common Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 7.1% to the Company’s closing price on December 8, 2017, and a premium of approximately 10% to the average closing price during the last 90 trading days.

The terms and conditions upon which I am prepared to pursue the Transaction are set forth below.  I am confident in my ability to consummate a Transaction as outlined in this letter.

1.     Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Transaction. I am interested only in pursuing this Transaction and am not interested in selling the Common Shares owned by the Chairman Parties in connection with any other transaction.

2.     Purchase Price. My proposed consideration payable for the Company’s Common Shares acquired in the Transaction will be US$18.47 in cash per share.

3.     Financing. I intend to finance the Transaction with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company from the Chairman Parties and cash contributions from the Chairman Parties and, potentially, third party sponsors. Debt financing is expected to be provided by loans from third party financial institutions.  I am confident that I can timely secure adequate financing to consummate the Transaction.

4.     Due Diligence. Given my role with the Company and existing ownership interest, my own diligence needs will be quite limited. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to confidentiality agreements with customary terms.

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5.     Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.     Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this letter. I am sure you will agree with me that it is in all of our interests to ensure that we proceed our discussions relating to the Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.     Process. I believe that the Transaction will provide superior value to the Company’s shareholders as compared to remaining a publicly traded company. I recognize of course that the Board will evaluate the proposed Transaction independently before it can make its determination whether to endorse it. It is my expectation that the Board will appoint a special committee of independent directors to consider this proposal and make a recommendation to the Board based on its independent evaluation of my proposal.

8.     No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with you to bring this Transaction to a successful and timely conclusion. I have engaged Skadden, Arps, Slate, Meagher & Flom LLP as my U.S. legal advisor and Stikeman Elliott LLP as my Canadian legal advisor. Both are ready to help bring this Transaction forward in a timely manner. Should you have any questions regarding this proposal, please do not hesitate to contact me.   I look forward to speaking with you.

[Signature Page to Follow]

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Sincerely,

Shawn (Xiaohua) Qu

/s/ Shawn (Xiaohua) Qu

[Signature Page to Proposal Letter]